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SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Generational Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14241 Dallas Parkway, Suite 700
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling (214) 226-7507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/16

OATH OR AFFIRMATION

I, Brenen M. Hofstadter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Generational Capital Markets, Inc.**, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARY CURCIO HALL
My Commission Expires
July 05, 2016

Mary Curcio Hall
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Generational Capital Markets, Inc. (a Texas corporation) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Generational Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Generational Capital Markets, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Generational Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Generational Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 23, 2016

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash	$	163,805
Prepaid expenses - Parent		52,197
Prepaid expenses		25,655
TOTAL ASSETS	$	241,657
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	5,894
Accrued expenses		8,988
State tax payable - Parent		4,500
Federal income tax payable - Parent		21,000
TOTAL LIABILITIES		40,382
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		227,000
Accumulated deficit		(26,725)
TOTAL STOCKHOLDER'S EQUITY		201,275
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	241,657

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Income
Year Ended December 31, 2015

Revenue	
Merger and acquisition services	$ 4,535,525
Interest income	22
TOTAL REVENUE	4,535,547
Expenses	
Communications	3,989
Compensation and related costs	1,337,233
Management fees - Parent	2,940,842
Occupancy and equipment - Parent	56,830
Professional fees	59,012
Regulatory fees	47,251
Other expenses	23,844
TOTAL EXPENSES	4,469,001
Net income before provision for income tax	66,546
Current income taxes - federal	21,000
- states	5,798
Current provision for income taxes	26,798
NET INCOME	$ 39,748

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2014	100,000	$ 1,000	$ 227,000	$ (66,473)	$ 161,527
Net income	-	-	-	39,748	39,748
Balances at December 31, 2015	100,000	$ 1,000	$ 227,000	$ (26,725)	$ 201,275

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	39,748
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
Increase in prepaid expenses - Parent		(40,521)
Decrease in prepaid expenses		4,265
Increase in accounts payable		3,180
Decrease in accrued expenses		(33,191)
Decrease in management fees payable - Parent		(187,861)
Increase in state tax payable - Parent		500
Increase in federal income tax payable - Parent		19,450
Net cash used in operating activities		(194,430)
Net decrease in cash		(194,430)
Cash at beginning of year		358,235
Cash at end of year	$	163,805

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income taxes - federal	$	1,550
- state		5,298
	$	6,848

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Generational Capital Markets, Inc. (the Company) was organized in August 2006 as a Nevada corporation. The Company is a wholly-owned subsidiary of Generational Capital, LLC (Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company's operations consist primarily in merger and acquisition services, through referrals from a related party, to private businesses located throughout the United States and Canada.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

Merger and acquisition revenue is recognized when earned under the respective agreements, primarily during the period the transactions are complete and the revenue determinable.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Management Fees - Parent

The Company incurs management fees to its Parent primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. The management fees are discretionary and recorded when the amounts are determined and authorized.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas return with its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as a receivable from or payable to Parent.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The Company is also subject to various other state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $123,423, which was $118,423 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .33 to 1.

Note 3 - Related Party Transactions/Economic Dependency/Concentrations

The Company is under the control of and economically dependent on its Parent and an affiliate, Generational Equity, LLC (GE). The Company also has a concentration of services provided by its Parent and GE. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and its Parent and the Company and GE were not consummated on terms equivalent to arms length transactions.

Under an Affiliate Agreement between the Company's Parent and GE, the Company is to provide security related merger and acquisition services to clients of GE, under its own engagement agreements. During 2015, substantially all merger and acquisition revenue was earned as a result of GE client referrals.

Note 3 - Related Party Transactions/Economic Dependency/Concentrations (continued)

The Company and its Parent entered into a Facilities Agreement (Agreement) effective January 2008 and amended December 2015. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of the initial or any subsequent term. The Agreement automatically renewed through 2016. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent may also pay certain expenses on behalf of the Company. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. In making such allocation the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company, currently 50% of the Parent's costs. The expense allocation may change with the respective use and benefit of facilities or services. Expenses allocated to the Company under this Agreement during 2015, totaled $56,830, of which $50,830 was for office facilities and $6,000 was for office services. The office facilities and office services are included in occupancy and equipment - Parent in the accompanying statement of income. The Company has prepaid its Parent a total of $52,197 at December 31, 2015 of which $46,697 was for office facilities and $5,500 was for office services.

The Company has federal income taxes payable due to its Parent of $21,000 and state taxes payable due to its Parent of $4,500 at December 31, 2015 (See Note 4).

The Company incurred $2,940,842 in management fees during 2015 to its Parent primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. As of December 31, 2015, there were no management fees due to its Parent.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all salaries and certain benefits to these dual company employees at no cost to the Company. Compensation expense of the Company consisted of commissions, bonuses, matching contributions and payroll taxes for management and registered securities representatives earned as a direct result of the Company's revenue.

The Parent acts as common paymaster for the Company. The Company advances the funds required for compensation and payroll taxes to its Parent who then pays the Company's compensation and related payroll taxes.

The Company is a participating employer in a 401k plan offered by GE. For the year ended December 31, 2015, Company matching contributions totaled $13,963. These matching contributions are recorded as compensation and related costs in the accompanying statement of income.

Note 4 - Income Taxes

The Parent, filing a federal consolidated income tax return with the Company, allocated the Company's share of federal income taxes. The Company recorded income taxes payable to Parent and income taxes - federal of $21,000 related to the allocated federal income tax due.

The Parent, filing a combined Texas return with the Company, allocated the Company's share of Texas state taxes. The Company recorded state taxes payable to Parent and income taxes-state of $4,500 related to the allocated state tax due.

The Company incurred separate state income taxes totaling $1,298 in other states that it is registered and conducts business.

Note 5 - Concentration of Credit Risk

The Company has cash held at a Texas bank, totaling $163,805 or 68% of the Company's total assets at December 31. 2015. Cash held was not in excess of the FDIC insurance of $250,000, therefore not creating a credit risk. Cash balances fluctuate on a daily basis.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through February 23, 2016, the date which the financial statements were available to be issued.

Schedule I

GENERATIONAL CAPITAL MARKETS, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 201,275
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses - Parent	52,197
Prepaid expenses	25,655
Total non-allowable assets	77,852
Net Capital	$ 123,423
Aggregate indebtedness	
Accounts payable	$ 5,894
Accrued expenses	8,988
State tax payable - Parent	4,500
Federal income tax payable - Parent	21,000
Total aggregate indebtedness	$ 40,382
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 118,423
Ratio of aggregate indebtedness to net capital	.33 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Generational Capital Markets, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to thc Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Generational Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Generational Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Generational Capital Markets, Inc. stated that Generational Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Generational Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Generational Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 23, 2016

GENERATIONAL
CAPITAL MARKETS, INC.
MEMBER FINRA/SIPC

Generational Capital Markets, Inc.
Exemption Report

Generational Capital Markets, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k):*(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Generational Capital Markets, Inc.

I, Brenen Hofstadter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 23, 2016

14241 Dallas Parkway, Suite 700 ◦ Dallas, TX 75254 ◦ Phone: 972-448-1000 ◦ Fax: 972-448-1099
Web: gencm.com ◦ Email: info@gencm.com Member FINRA/SIPC

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Generational Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Generational Capital Markets, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Generational Capital Markets, Inc.'s compliance with the applicable instructions of Form SIPC-7. Generational Capital Markets, Inc.'s management is responsible for Generational Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (Check issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (detail trial balance), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (detail trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2760********************MIXED AADC 220
067761 FINRA DEC
GENERATIONAL CAPITAL MARKETS INC
~~14241 DALLAS PKWY STE 700~~
DALLAS TX 75254-2937

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 9,036

B. Less payment made with SIPC-6 filed (**exclude interest**) (________)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 9,036

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9036

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Generational Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of January, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 4,535,547
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance. from investment advisory services rendered to registered investment companies or insurance company separate accounts. and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
M+A Asset Sales Fees (Deductions in excess of $100,000 require documentation)	921,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	921,000
2d. SIPC Net Operating Revenues	$ 3,614,547
2e. General Assessment @ .0025	$ 9,036

(to page 1. line 2.A.)

GENERATIONAL
CAPITAL MARKETS, INC.
MEMBER FINRA/SIPC

February 23, 2016

US Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549
(202) 551-6551

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

RE: CRD 145869

Dear Sir or Madam:

Please find enclosed the Audited Financial Statement from Generational Capital Markets, Inc. for the year ending December 31, 2015 as required.

Please feel free to call at (214) 448-1000 if you have any questions.

Sincerely,

Brenen Hofstadter
President

14241 Dallas Parkway, Suite 700 • Dallas, TX 75254 • Phone: 972-448-1000 • Fax: 972-448-1099
Web: gencm.com • Email: info@gencm.com Member FINRA/SIPC